Simpson Thacher & Bartlett llp
425 lexington avenue new york, ny 10017-3954
telephone: +1-212-455-2000 facsimile: +1-212-455-2502
Direct Dial Number (212) 455-3066	E-mail Address jmercado@stblaw.com

December 13, 2018

Robert F. Telewicz, Jr.
Branch Chief
Office of Real Estate and Commodities
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:
IRSA Inversiones y Representaciones Sociedad Anónima

Form 20-F for the fiscal year ended June 30, 2017

Filed October 31, 2017

File No. 001-13542

Dear Mr. Telewicz:

On behalf of our client IRSA Inversiones y Representaciones Sociedad Anónima (the “Company”), we are writing to respond to comments raised in the Staff’s comment letter dated November 20, 2018 (the “Comment Letter”) relating to the above-referenced annual report (the “Annual Report”) of the Company filed on October 31, 2017, pursuant to the Securities Exchange Act of 1934, as amended.

We are providing the following responses to the comments communicated by the Staff in the Comment Letter. For convenient reference, we have reproduced below in bold the text of the comments from the Staff. The responses and information described below are based upon information provided to us by the Company.

Form 20-F for the fiscal year ended June 30, 2017

Item 5. Operating and Financial Review and Prospects

A. Operating Results

Results of operations for the fiscal years ended June 30, 2017 and 2016

Changes in fair value of investment property, page 122

1.
We understand that rents from your shopping mall leases are indexed to tenant revenues, that you expect tenant revenue growth to be correlated to Argentine inflation, and that you attribute the appreciation in shopping mall fair values relative to office fair values to those expectations. Please quantify the effect of indexed rents on your shopping mall fair value measurements. Please explain how the increase in nominal cash flows due to indexed rents is, or is not, offset by the use of a nominal discount rate.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that in the medium- and long-term the appreciation in the fair value of shopping malls is not caused by inflation expectations. This is so because increases in nominal cash flows that result from increases in indexed rents are offset by using a nominal exchange rate that incorporates a rate of depreciation which is equal to the rate of inflation used for the Company’s projections. Therefore, and considering the offset effect, the fair value of shopping malls fluctuates primarily as a result of the increase in rents in real terms and the perceived investment risk of shopping mall properties as reflected in the discount rate.

Notwithstanding, the Company advises the Staff that in the short-term it is possible that the impact of the implicit inflation rate on the nominal exchange rate may be inconsistent with the market’s inflation expectations, which in turn will delay the forecasted correlation between Argentine currency depreciation and the rate of inflation included in the model. This scenario is more likely to occur when there is friction in the market caused by, among other factors, foreign exchange controls, import restrictions, large influxes of foreign direct investment, direct investment, speculative capital inflows in the financial market and commodity price increases that result in significant inflows of foreign currency. All of these factors were present in the Argentine economy during the years being analyzed. In such scenario, the rate of inflation used in cash flow projections may be higher than the rate of depreciation of the Argentine peso, which would lead to an increase in shopping mall fair value. If, on the other hand, the rate of inflation is projected at a lower rate than the depreciation of the Argentine peso, the fair value of the Company’s assets will decrease.

In summary, the Company advises the Staff that the fact that rents are indexed by inflation is not a value driver itself. However, the significant fluctuations in the Argentine economy during the periods under analysis which generated the macroeconomic imbalances and distortions referred to above, have resulted in changes to the fair value of shopping malls in the short-term.

The Company acknowledges the Staff’s comment regarding the quantification of the effect of indexed rents on the Company’s shopping mall fair value measurement, and advises the Staff that the total changes in fair value of such properties in fiscal years 2017 and 2016 derived from changes in projected cash flows amount to AR$1,794 million and AR$5,826 million, respectively. Of these amounts, for fiscal year 2017, AR$834 million result from the changes in indexed rents (derived from the net effect of changes in expected inflation and expected depreciation of the local currency, as compared to the previous measurement date). The corresponding amount for fiscal year 2016 amounted to AR$(169) million.

For a detailed description on the impact of the exchange rate and inflation on our shopping malls valuation model, as well as assumptions used by the Company to offset short-term imbalances in the medium- to long-term, please refer to Exhibit “A” hereto.

2.
We understand that you do not determine the discount rate implied by the fair value of your office properties for which fair value is measured using comparable transactions. IFRS 13 requires maximization of relevant observable inputs; please explain why the discount rate for office properties is not relevant for measuring the fair value of other commercial investment properties, such as shopping malls.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that, as the question duly notes, the fair value of office properties is calculated based on the value of comparable market transactions (price/square meters). Therefore, given that the valuation of office properties is not based on a discounted cash flow methodology, the valuation of office properties does not have an explicit WACC.

Notwithstanding the above, and for clarification purposes, the Company has provided the hypothetical valuation exercise set forth below. The purpose of the hypothetical exercise is two-fold: first, to determine the discount rate implicit in the value of office properties, and second, to illustrate why the Company considers that the office property discount rate as calculated, is not relevant for value measurements of shopping malls.

The theoretical, implicit discount rate for the office property segment arrived at below was calculated using the inputs from market participants, including: rent per square meter, adjustments to EBITDA to arrive at free cash flow (i.e. Capex, income taxes) and value per square meter of Class A/CABA office properties derived from market sales.

As depicted in the hypothetical valuation exercise below, if the discount rate for office properties is applied to value the Company’s shopping mall properties, the fair value of shopping malls would be significantly higher.

Chart 1: Hypothetical Valuation Exercise

Additionally, for purposes of showing on an empirical basis why the discount rate for offices is not an adequate measure to value shopping malls, and the differences between the two segments, the Company has included the following charts below which show the historical trend of the office property implied discount rate and cap rate as obtained from market participants (where cap rate is the main valuation metric recognized for this segment) and the historical trend of the shopping mall discount rate. As depicted below, the cap rate for office properties has fluctuated in a range of 7-8% due to the segment’s prevailing characteristics and the properties’ stabilization stage (i.e. low vacancy rates, stable rents in dollar terms per square meter). The office property market is dominated by a small group of investors and owners which seek medium- to long-term leases, who perceive real estate as a safe dollar-denominated investment option. In contrast, the shopping mall segment is a relatively new industry in Argentina where the first shopping mall opened in 1990, compared to markets such as the United States and Brazil where the industry began in the 1950’s and 1960’s, respectively. Additionally, unlike the office properties segment, the financial performance of shopping mall properties is highly correlated with the volatile economic activity in Argentina since the cash flow generated by shopping malls is closely related to the purchasing power of customers.

Chart 2: Implied WACC of Market Participant Office Properties vs Company’s Shopping Mall Segment WACC

Source:
J.L. Ramos as of October 2018 (Calendar year)

Company information (Fiscal year)

Chart 3: Cap Rate & Prices for Office Properties (Market Participants)

Source: J.L. Ramos (October 2018)
Calendar Year 2013/14/15: Rent is calculated according to the Contado con Liquidación implicit exchange rate derived from the price in Pesos of shares listed on the Buenos Aires stock exchange and ADRs listed for trading on an exchange in New York, due to the exchange rate controls imposed by the Argentine government that generated distortions in the official exchange rate.

Chart 4: Cap Rate & Rents - Offices Properties (Market Participant)

Source: J.L. Ramos (October 2018)
Calendar Year 2013/14/15: Monthly rent is calculated based on the Contado con Liquidación implicit exchange rate derived from the price in Pesos of shares listed on the Buenos Aires stock exchange and ADRs listed for trading on an exchange in New York, due to the exchange rate controls imposed by the Argentine government that generated distortions in the official exchange rate.

Chart 5: Tenant sales per square meter & WACC (Malls)

Source: Company’s information.

The Company also advises the Staff that historically there has been a spread between the discount rate used for shopping malls and the implied discount rate applied for offices properties. This spread exists because investors in shopping malls have historically expected a higher return than those investing in office properties, primarily due to the increased volatility inherent in shopping malls given their close correlation with the economic cycle prevailing in Argentina.

As described in our prior responses to the Staff’s comment letters, there is no comparable cap rate available in Argentina for shopping malls that the Company can use as a reference for valuation. For illustration purposes, the Company has simulated the valuation of shopping malls using the cap rate of market participants for offices in Chart 6 below. As shown below, using a relative valuation methodology (NOI/Office Properties’ cap rate) leads to a significantly higher valuation than that given by the discounted cash flow analysis the Company uses. For example, for the fiscal year ended June 30, 2017, the fair value of shopping malls obtained by using a discounted cash flow analysis was AR$28,561 million, compared to a valuation of AR$37,541 million when using the office property cap rate of 7.2%, a difference of AR$8,980 million.

Chart 6: Valuation simulation of shopping malls using office property cap rate (7.2%)* for the fiscal year ended June 30, 2017 (amounts in millions)

(1) Includes Patio Olmos and other shopping mall annexes.
Note: Exchange rate average of AR$15.54 per US$1.00. Exchange rate end of period:
AR$16.53 per US$1.00.
*The cap rate of market participants as provided by J.L. Ramos, for A+ properties in general.

3.
We understand that you consider your weighted-average cost of capital (WACC) when discounting future cash flows to measure the fair value of your shopping malls. Please explain:

●
Why your WACC is consistent with market participant assumptions

The Company acknowledges the Staff’s comment and respectfully advises the Staff that, based on publicly available information (primarily analyst coverage reports), there is empirical evidence that the discount rate used in the valuation models for its shopping malls falls within the range estimated by market participants. Specifically, for the fiscal year ended June 30, 2016, the Company’s WACC for the shopping malls segment was 9.51% compared to a WACC of 9.54% WACC observed in the market. For the fiscal year ended June 30, 2017, the Company’s WACC for the shopping malls segment was 9.35% compared to an average WACC of 9.37% estimated by market participants.

Chart 7: Shopping Mall Segment WACC Analyst Coverage

●
How your WACC is adjusted for different risks associated with each investment property.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the beta coefficient is used to incorporate shopping mall segment risk to the discount rate. In general terms, beta is calculated by averaging the beta of comparable companies, including those which core business are shopping malls.

Chart 8: Comparable Companies used to determine beta.

Source: Bloomberg

Notwithstanding the use of beta from comparable companies, the Company advises the Staff that the individual risk profile of each shopping mall (driven by, among others, geographic location, target client segment and sales per square meter) is not fully captured by the WACC. Instead, a shopping mall’s risks are captured by the projection of cash flows. The Company uses its robust set of historical EBITDA margin data as the basis to project future growth of that metric for each shopping mall property and incorporates into the model the individual performance of each shopping mall.

4.
If the discount rate for office properties is not relevant to the fair value measurement of shopping mall properties, please explain why it is appropriate to use your enterprise WACC to discount the future cash flows of your shopping mall properties. That is, since you hold both shopping mall properties and office properties, if you believe that shopping mall discount rates are not relevant to shopping malls, explain why your WACC would be appropriate for shopping malls.

The Company acknowledges the Staff’s comment and respectfully would like to clarify to the Staff that references to the “Company WACC” in previous discussions and responses, referred to the Company’s shopping mall segment WACC, and not the enterprise WACC of the Company as a whole. The Company advises the Staff that it considers that shopping mall WACC is the adequate discount rate because it reflects the return expected by investors in the sector, which is higher than the expected return for office properties.

Additionally, the value reflected by the Company’s discount rate is consistent with market valuation methodologies. To confirm the latter, the Company has analyzed the WACC for each period using parameters from other market participants (capital structure, cost of debt, etc.).

Chart 9: WACC Malls

5.
We understand that you use forward USD/ARS forward rates implied by the onshore futures market for one year to measure the fair value of your shopping malls, and then revert to long-term relative inflation rates in the two currencies. Please explain how you consider other observable sources for forward foreign exchange rates. For example, we observe that certain financial data aggregators publish estimated non-deliverable forward foreign exchange rates for periods up to five years at certain valuation dates.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that, from its perspective, it considers that Argentine market information sources such as macroeconomic consultants, REM and/or ROFEX have better capabilities to predict future exchange rates than the NDF off-shore curve. It is the Company’s understanding that local information sources incorporate market expectations more effectively in their projections due to their familiarity with the particularities and volatility of the Argentine market. Additionally, forward offshore contracts have certain traits which cause their price to be less transparent and an unreliable predictor of future exchange rates. These traits include: over-the-counter trading (unregulated and shallow market), significant bid-ask spread in the medium-term, and the shallow trading of contracts with terms greater than 6-month which are not representative and are operated by very few counterparties (6 compared to 192 counterparties that operated in the ROFEX).

Additionally, as shown in the Bloomberg image reproduced below, there are no values for terms that exceed three years. When the currency suffered a 100% depreciation this year and a further 100% depreciation for the following year, it seems that the foreign exchange information provided by non-deliverable forward foreign exchange rates is not representative of the current currency situation, making it more difficult for a market participant to validate the information.

Chart 10: Evidence of long-term liquidity

Chart 11: Evidence of ‘Real time Bloomberg contributors

Source: Bloomberg.

Robert F. Telewicz, Jr.
Branch Chief
Office of Real Estate and Commodities
Securities and Exchange Commission
December 13, 2018

Chart 12: Evidence of Bid-Ask spread in medium term

Source: Bloomberg.

Chart 13: Rofex Agents

Agents Authorized to Operate (ROFEX)

ABUT S.A.	BANCO VOII S.A.	FERNÁNDEZ SOLJAN S.A.	NEIX S.A.
ACER CEREALES S.R.L.	BARRILLI S.A.	FES S.A.	NIX VALORES S.A.
ADCAP SECURITIES ARGENTINA S.A.	BBVA BANCO FRANCÉS S.A.	FIVE CORPORATION SOCIEDAD ANONIMA	NUEVO BANCO DE SANTA FE S.A.
AEROMAR VALORES S.A.	BECERRA BURSÁTIL S.A.	FUTURO BURSÁTIL SOC. DE BOLSA S.A.	OMEGA BURSATIL S.A.
AGROBROKERS S.R.L.	BELL INVESTMENTS S.A.	FUTUROS Y OPCIONES.COM S.A.	OPCIÓN AGRO S.R.L.
AGROMAR S.R.L.	BENEDIT BURSATIL S.A.	GAFER CEREALES S.R.L.	OUBINA BROKERS AND ADVISORS S.A.
AGROSAFÉ S.R.L.	BERTOTTO BRUERA Y CÍA. S.A.	GFI SECURITIES S.A.	PAMPA ENERGÍA S.A.
ALCHEMY VALORES S.A.	BLD S.A.	GL CAPITAL S.A.	PATENTE DE VALORES S.A.
ALLARIA LEDESMA Y CÍA. S.A.	BNP PARIBAS SUC. BUENOS AIRES	GLOBAL TRADING DESK S.A.	PETRINI VALORES S.A.
AMIRANTE-GALITIS VALORES S.A.	BOERO Y CÍA. S.A.	GLOBAL VALORES S.A.	PP INVERSIONES S.A.
AR PARTNERS S.A.	BOLSA DE COMERCIO DEL CHACO	GMA CAPITAL S.A.	PROFICIO INVESTMENT S.A.
ARATA S.A.	BRIO VALORES AGENTE DE LIQUIDACION Y COMPENSACION S.A.	GRANAR S.A.C. Y F.	PROSECURITIES S.A.
ARCOR S.A.I.C.	BT BROKERS S.A.	GRIMALDI GRASSI S.A.	PSA LA CALIFORNIA S.A.
ARGENTINA VALORES S.A.	BTG PACTUAL ARGENTINA S.A.	GRUPO DEL PLATA S.A.	PUENTE HNOS S.A.
ARPENTA VALORES S.A.	BUENOS AIRES VALORES S.A.	GUARDATI TORTI S.A.	PUERTOS S.R.L.
AURUM VALORES S.A.	BULL MARKET BROKERS S.A.	GUOR INVESTMENTS SOCIEDAD ANONIMA	RABELLO Y CIA S.A.
AVIGLIANO Y CÍA. S.R.L.	BURPLAZA S.A.	HSBC BANK ARGENTINA S.A.	RANALLO VALORES S.A.
BACS BANCO DE CRÉDITO Y SECURITIZACIÓN	BURSATIL USPALLATA S.A.	INDUSTRIAL AND COMMERCIAL BANK OF CHINA (ARGENTINA) S.A.	RAVA BURSATIL S.A.
BAF SECURITIES S.A.	C & S S.R.L.	INDUSTRIAL VALORES S.A.	RIG VALORES S.A.
BAFOMET S.A.	CAMPOS Y NEGOCIOS S.A.	INTAGRO S.A.	ROAGRO S.A.
BAGNARDI Y CIA S.A.	CAPITAL MARKETS ARGENTINA S.A.	INTEGRAR S.A.	ROSARIO VALORES S.A.
BALANZ CAPITAL VALORES S.A.U.	CENTRO CORREDORA S.A.	INTERVALORES GROUP S.A.	ROSENTAL SOC. DE BOLSA S.A.
BANCO CENTRAL DE LA REPUBLICA	CEREALES DEL PLATA S.A.	INTL CIBSA S.A.	S & C INVERSIONES S.A.
BANCO CMF S.A.	CÍA. DE ASESORAMIENTO BURSÁTIL SOC. DE BOLSA S.A.	INVERTIR EN BOLSA S.A.	SAILING S.A.
BANCO COLUMBIA S.A.	CITICORP CAPITAL MARKETS S.A.	ITAU VALORES S.A.	SBS TRADING S.A.
BANCO COMAFI S.A.	COHEN S.A.	J.A. Y ASOCIADOS S.A.	SCHWEBER SECURITIES S.A.
BANCO DE GALICIA Y DE BUENOS AIRES S.A.U.	COMAFI BURSATIL SOCIEDAD ANONIMA	JP MORGAN CHASE BANK NA SUC. BS. AS.	SEBASTIÁN GRIMALDI S.A.
BANCO DE INVERSION Y COMERCIO EXTERIOR	COMPANIA GLOBAL DE INVERSIONES S.A.	LA CONCEPCIÓN S.A.	SECURITIES CAF ARGENTINA S.A.
BANCO DE LA CIUDAD DE BUENOS AIRES	CONO SUR INVERSIONES S.A.	LAS TACUARITAS MANDATARIA SRL	SERVICIO DE ASESORAMIENTO Y ADMINISTRACIÓN FINANCIERO S.A.
BANCO DE LA NACIÓN ARGENTINA	CONSULTATIO INVESTMENTS S.A.	LBO S.A.	SESNICH- VILLALONGA CEREALES S.A.
BANCO DE LA PAMPA S.E.M.	CORREDORA PAMPEANA S.R.L.	LEIVA HERMANOS S.A.	SOLA CEREALES S.A.
BANCO DE LA PROVINCIA DE BUENOS AIRES	CRITERIA AN S.A.	LONGO ELÍA BURSÁTIL S.A.	STC INVERSIONES S.A.
BANCO DE LA PROVINCIA DE CÓRDOBA S.A.	CUCCHIARA Y CIA S.A.	LOS GROBO AGROPECUARIA S.A.	STOCKBROKERS S.A.
BANCO DE SERVICIOS Y TRANSACCIONES S.A.	DANIEL A. CASANOVAS Y ASOC. S.A.	LYNX VALORES SOCIEDAD ANONIMA	TAVELLI Y CIA S.A.
BANCO DE VALORES S.A.	DEAL SOCIEDAD DE BOLSA S.A.	MACRO SECURITIES S.A.	TOMAR INVERSIONES S.A.
BANCO FINANSUR S.A. (*)	DÍAZ RIGANTI CEREALES S.R.L.	MAESTRO Y HUERRES S.A.	TORO VALORES S.A.
BANCO HIPOTECARIO S.A.	DILLON WILLIAM S.R.L.	MARIVA BURSATIL S.A.	TORTI HERMANOS S.R.L.
BANCO INDUSTRIAL S.A.	DMA BROKER S.A.	MATEO Y MARCHIONI SOCIEDAD DE BOLSA S.A.	TPCG VALORES S.A.
BANCO INTERFINANZAS S.A.	DRACMA SOCIEDAD DE BOLSA S.A.	MAX VALORES S.A.	TRADICION VALORES S.A.
BANCO ITAÚ ARGENTINA S.A.	DUKAREVICH S.A.	MEGATENDENCIAS S.A.	TRADITION ARGENTINA S.A.
BANCO MACRO S.A.	ECOVALORES S.A.	MERRILL LYNCH ARGENTINA S.A.	TRANSACCIONES AGENTE DE VALORES S.A.
BANCO MARIVA S.A.	ENLACE - LÓPEZ LEÓN BROKERS S.A.	METROCORP VALORES S.A.	TRANSATLÁNTICA S.A. BURSÁTIL
BANCO MERIDIAN S.A.	ENRIQUE R. ZENI Y CÍA. S.A.C.I.A.F.E.I.	MILLS CAPITAL MARKETS S.A.	TUTELAR BURSÁTIL S.A.
BANCO MUNICIPAL DE ROSARIO	ESTRUCTURAS FINANCIERAS REGIONALES S.A.	MORTILLA S.A.	UNIGRAIN AGRO Y FINANZAS S.R.L.
BANCO PATAGONIA S.A.	ESTRUCTURAS Y MANDATOS S.A.	NACIÓN BURSÁTIL S.A.	VALCEREAL S.A.
BANCO PIANO S.A.	FACIMEX VALORES S.A.	NÁPOLI INVERSIONES S.A.	VALFINSA BURSATIL S.A.
BANCO SANTANDER RÍO S.A.	FÉNIX BURSATIL S.A.	NASINI S.A.	YPF S.A.
BANCO SUPERVIELLE S.A.	FERNÁNDEZ LAYA S.A.	NAVARRO VIOLA Y CÍA. SOCIEDAD DE BOLSA S.A.

Note: The Central Bank of Argentina operates through a Special Agreement.
Source: ROFEX.

* * *

Robert F. Telewicz, Jr.
Branch Chief
Office of Real Estate and Commodities
Securities and Exchange Commission
December 13, 2018

Please do not hesitate to contact me (212 455-3066) with any questions you may have regarding the above responses.

Very truly yours,

By: /s/ Jaime Mercado
Jaime Mercado

cc: Mat’as Gaivironsky
Leonardo Magliocco
Eduardo Loiacono
Mariano Tomatis
David L. Williams
Eric McPhee

Robert F. Telewicz, Jr.
Branch Chief
Office of Real Estate and Commodities
Securities and Exchange Commission
December 13, 2018

Exhibit A

In its financial modelling the Company offsets the increase in medium- and long-term cash flows in Argentine pesos as a result of inflation is offset by using a nominal exchange rate for cash flow projections made in U.S. dollars. In other words, free cash flow in Argentine pesos is estimated in nominal terms based on Argentine inflation and expected real GDP growth. As a result, cash flows in Argentine pesos are converted to U.S. dollars at the projected nominal exchange rate which incorporates the same inflation rate used for projections in the medium- and long-term. Thereafter, the free cash flows converted to dollars are discounted at a nominal discount rate based on the Company’s weighted-average cost of capital for the shopping malls segment in U.S. dollars. For illustrative purposes only, we have included the following numerical example that illustrates the effect of inflation on the valuation model and how such effect is offset by using the nominal projected exchange rate:

Chart A-1: Hypothetical example of the impact of inflation on FCFF
(Assuming GDPreal growth = 0%)

General Assumptions: Base Case

	Base year	Year 1	Year 2	Year 3	Year 4	Year 5
AR Inflation		11.7%	9.0%	8.5%	8.4%	8.4%
Real GDP growth		0.0%	0.0%	0.0%	0.0%	0.0%
Depreciation *		11.7%	9.0%	8.5%	8.4%	8.4%
Nominal FX ARS/USD	20.11	22.46	24.48	26.57	28.80	31.22

** For illustrative purposes depreciation is assumed to be equal to AR inflation*

Cash Flow Analysis

		Base year	Year 1	Year 2	Year 3	Year 4	Year 5
Cash Flows	ARS	10,000	11,170	12,175	13,210	14,320	15,523
Exchange Rate	ARS/USD	20.11	22.46	24.48	26.57	28.80	31.22
Cash Flows	USD	497	497	497	497	497	497

Discount Rate (USD)	10.0%
NPV	**2,166**

Example: Increase in AR$ Inflation with no effect on NPV

	Base year	Year 1	Year 2	Year 3	Year 4	Year 5
AR Inflation		30.0%	30.0%	30.0%	30.0%	30.0%
Real GDP growth		0.0%	0.0%	0.0%	0.0%	0.0%
Depreciation *		30.0%	30.0%	30.0%	30.0%	30.0%
Nominal FX ARS/USD	20.11	26.14	33.99	44.18	57.44	74.67

** For illustrative purposes depreciation is assumed to be equal to AR inflation*

		Base year	Year 1	Year 2	Year 3	Year 4	Year 5
Cash Flows	ARS	10,000	13,000	16,900	21,970	28,561	37,129
Exchange Rate	ARS/USD	20.11	26.14	33.99	44.18	57.44	74.67
Cash Flows	USD	497	497	497	497	497	497
Delta CF	*%*		*0.00%*	*0.00%*	*0.00%*	*0.00%*	*0.00%*
Growth differential based on assumptions			*0.00%*	*0.00%*	*0.00%*	*0.00%*	*0.00%*

Discount Rate (USD)	10.0%
NPV	**2,166**
NPV Differential	0.0%

As depicted in Chart A-1 above, if the depreciation of the Argentine peso is projected at the same rate as the rate of inflation and if the discount rate remains constant, there is no change to the net present value of the Company’s assets.

Chart A-2: Hypothetical example of the impact of inflation on FCFF
(Assuming GDPreal growth = 5%)

Additionally, as depicted in Chart A-2 above, if the depreciation of the Argentine peso is projected at the same rate as the rate of inflation, and if the discount rate remains constant but there is assumed GDP growth, the net present value of the Company’s assets will increase as a consequence of GDP growth in real terms.

The charts below show an actual valuation exercise for one of the Company’s shopping malls. As illustrated, the valuation supports the same conclusions reached from the theoretical examples in Charts A-1 and A-3 above. As shown below, a change in medium- to long-term inflation of 8% to 5% and its resulting effect on the exchange rate (calculated using the following equation {(1+ Consumer Price Index Argentina) / (1 + U.S. Consumer Price Index)-1}), will not lead to a change in Alto Palermo shopping mall’s net present value.

Chart A-3: Alto Palermo Discounted Cash Flow Valuation
(amounts in millions, assuming Argentine inflation constant at 8%)

Chart A-4: Alto Palermo Discounted Cash Flow Valuation
(amounts in millions, assuming Argentine inflation constant at 5%)

The following Charts A-5 and A-6, show how the exchange rate in Argentina appreciated both in periods with increasing commodity prices and in periods with increased foreign direct investment and speculative capital inflows in the Argentine financial markets. Consequently, by assuming that the nominal exchange rate will track inflation in the medium to long-term the model corrects the unbalances caused by macroeconomic friction but only to the extent that the situations causing such friction are temporary and unsustainable for prolonged periods of time. The Company’s free cash flow and the terminal value are both discounted under the latter assumption.

Chart A-5: Evolution of real exchange rate (USD/AR) and commodity prices

Source: Central Bank of Argentina (Index base 2015=100) / World Bank (Commodity Index based on nominal US dollars, 2010=100)

Chart A-6: Evolution of foreign investment in Argentina

Source: Central Bank of Argentina